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                              December 21, 2020

       Chantel Ray Finch
       President
       CR Global Holdings, Inc.
       2600 Barrett St
       Virginia Beach, VA 23452

                                                        Re: CR Global Holdings,
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed December 15,
2020
                                                            File No. 024-11374

       Dear Ms. Finch:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

       Amendment No. 1 to Form 1-A

       Signatures, page 47

   1. We reissue prior comment 3 in part. The signatures should identify each capacity in which the offering
statement is being signed including the principal financial officer and principal accounting
officer. You should identify the executives with principal
                                                        responsibility for
financial and accounting matters.
       Exhibits

   2. We note your response to comment 5. If this provision does not apply to actions arising under the Securities
Act or Exchange Act, please also ensure that the exclusive forum and jury trial provisions
in the Subscription Agreement state this clearly, or tell us how you
 Chantel Ray Finch
CR Global Holdings, Inc.
December 21, 2020
Page 2
      will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                             Sincerely,
FirstName LastNameChantel Ray Finch
                                                             Division of
Corporation Finance
Comapany NameCR Global Holdings, Inc.
                                                             Office of Real
Estate & Construction
December 21, 2020 Page 2
cc:       Clement Abrams, Esq.
FirstName LastName